FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL ANNOUNCEMENT ON TURKTELL ULUSLARARASI YATIRIM
HOLDING A.S.

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL :

Special Subjects:

In 2008, in addition to its investments in Turkey, Turkcell continued to contribute to its existing subsidiaries and evaluate potential investment opportunities in international markets in line with its expansion strategy.

In Ukraine, Astelit, Turkcell’s 55% subsidiary via Turktell Uluslararasi Yatirim Holding A.S. (“Turktell”) continues its operations successfully. As of 3Q08, Astelit covered 93.7% of the population, increased its subscriber base to 10.7 million and reached a market share of 19.6% in the competitive Ukrainian mobile telecommunications market.

Also, in line with its international expansion strategy, Turkcell acquired 80% of Belarusian Telecommunication Network (“BeST”); the third GSM operator in Belarus via Turktell by realizing an initial payment of approximately US$300 million. Accordingly, Turkcell further strengthened its stance as a technology and communication leader, serving to a geography with a population of 160 million in eight countries.

On December 22, 2008, at the Annual General Assembly meeting of Turktell, a 100% subsidiary of Turkcell directly participating in the aforementioned operations above, it has been decided to add TRY135,396,815 capital advance payments, which were paid to Astelit in 2008 and app. TRY358,323,000 payment, which was realized as the first tranche in the acquisition of BeST to Turktell’s existing capital. Accordingly Turktell’s capital has been increased to TRY1,088,118,212 from TRY594,398,397. These transactions are related to previous periods and there will not be any new cash outflow.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETSIM HIZMETLERI A.S.

Filiz Karagul Tuzun Corporate Communications 26.12.2008, 12:30	Nihat Narin Investor and International Media Relations 26.12.2008, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 26, 2008	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communications

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 26, 2008	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor and International Media Relations